UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Reading International, Inc.
(Name of Issuer)

 (Exact Name of Issuer as Specified in its Charter)

Class B Voting Common Stock
(Title of Class of Securities)

755408200
(CUSIP Number)

Estate of James J. Cotter, Sr.
Margaret Cotter
Ellen Cotter
6100 Center Drive
Suite 900
Los Angeles, CA 90045
(213) 235-2240
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2015
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of James J. Cotter, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
427,808

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
427,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
427,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.5% (2)

14	TYPE OF REPORTING PERSON
OO – Estate

(1)
The Estate of James J. Cotter, Sr. (the “Estate”), Ms. Margaret Cotter and Ms. Ellen Cotter are members of a group for purposes of this Schedule 13D. The James J. Cotter Living Trust (the “Trust”) is also a member of the group with the Estate, Margaret Cotter and Ellen Cotter. The Trust has separately filed a report on Schedule 13D on the date hereof.

(2)
Based upon 1,680,590 shares of Class B voting common stock, $0.01 par value per share (the “Voting Stock”), outstanding, which consist of (i) 1,580,590 shares of the Voting Stock outstanding as of June 30, 2015, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015 and (ii) 100,000 shares of Voting Stock issued upon the exercise of the Estate of 100,000 options to acquire Voting Stock.

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CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Margaret Cotter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,100

	8	SHARED VOTING POWER
1,123,888 (3)

	9	SOLE DISPOSITIVE POWER
35,100

	10	SHARED DISPOSITIVE POWER
1,123,888 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,158,988 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.0% (2)(3)

14	TYPE OF REPORTING PERSON
IN

(1)
The Estate, Margaret Cotter and Ellen Cotter are members of a group for purposes of this Schedule 13D. The Trust is also a member of the group with the Estate, Margaret Cotter and Ellen Cotter. The Trust has separately filed a report on Schedule 13D on the date hereof.

(2)
Based upon 1,680,590 shares of Voting Stock outstanding, which consist of (i) 1,580,590 shares of the Voting Stock outstanding as of June 30, 2015, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015 and (ii) 100,000 shares of Voting Stock issued upon the exercise of the Estate of 100,000 options to acquire Voting Stock.

(3)	Includes 427,808 shares of Voting Stock beneficially owned by the Estate and 696,080 shares of Voting Stock beneficially owned by the Trust. See Item 5.

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CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ellen Cotter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒ (1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000

	8	SHARED VOTING POWER
1,123,888 (3)

	9	SOLE DISPOSITIVE POWER
50,000

	10	SHARED DISPOSITIVE POWER
1,123,888 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,173,888 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.8% (2)(3)

14	TYPE OF REPORTING PERSON
IN

(1)
The Estate, Margaret Cotter and Ellen Cotter are members of a group for purposes of this Schedule 13D. The Trust is also a member of the group with the Estate, Margaret Cotter and Ellen Cotter. The Trust has separately filed a report on Schedule 13D on the date hereof.

(2)
Based upon 1,680,590 shares of Voting Stock outstanding, which consist of (i) 1,580,590 shares of the Voting Stock outstanding as of June 30, 2015, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015 and (ii) 100,000 shares of Voting Stock issued upon the exercise of the Estate of 100,000 options to acquire Voting Stock.

(3)	Includes 427,808 shares of Voting Stock beneficially owned by the Estate and 696,080 shares of Voting Stock beneficially owned by the Trust. See Item 5.

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ITEM 1.	SECURITY AND ISSUER

The common stock of Reading International, Inc., a Nevada corporation (the “Issuer” or the “Company”), is divided into two classes, Class A non-voting common stock, $0.01 par value per share (the “Non-Voting Stock”), and Class B voting common stock, $0.01 par value per share (the “Voting Stock” and together with the Non-Voting Stock, the “Shares”). This Schedule 13D (this “Schedule 13D”) is being filed jointly by the Estate of James J. Cotter, Sr. (the “Estate”), Ms. Ellen Cotter and Ms. Margaret Cotter (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to the Voting Stock.  The shares of the Voting Stock and the shares of the Non-Voting Stock are listed on NASDAQ.  This Schedule 13D also amends and supplements the Schedule 13D filed by Ms. Margaret Cotter and Ms. Ellen Cotter on September 24, 2014 (as amended by Amendment No. 1 filed by the Estate, Ms. Margaret Cotter and Ms. Ellen Cotter on January 9, 2015).

The address of the principal executive offices of the Issuer is Reading International, Inc., 6100 Center Dr., Suite 900, Los Angeles, CA 90045.

ITEM 2.	IDENTITY AND BACKGROUND

The Estate is governed by the laws of the State of Nevada and is currently being administered by the State of Nevada, where Mr. James J. Cotter, Sr. was a resident of Clark County at the time of his death. Ms. Ellen Cotter and Ms. Margaret Cotter were appointed to act as the co-executors of the Estate by order of the District Court of Clark County, Nevada on December 22, 2014. The principal business office address of the Estate is 6100 Center Drive, Suite 900, Los Angeles, CA 90045. Ms. Ellen Cotter and Ms. Margaret Cotter, as the co-executors of the Estate, may be deemed to share voting and investment power over 427,808 shares of the Voting Stock directly beneficially owned by the Estate.  After a necessary period of administration, including the satisfaction of any liabilities of the Estate, any remaining shares of the Voting Stock held by the Estate will be transferred to the James J. Cotter Living Trust (the “Trust”).

Ms. Ellen Cotter and Ms. Margaret Cotter are both citizens of the United States, and their principal business office address is c/o Reading International, Inc., 6100 Center Dr., Suite 900, Los Angeles, CA 90045. Ms. Ellen Cotter has been a member of the board of directors of the Company since March 13, 2013, was appointed Chair of the board of directors of the Company on August 7, 2014 and has served as its interim Chief Executive Officer and President since June 12, 2015.  For more than the past ten years, Ms. Cotter has served as the Chief Operating Officer of the Company’s domestic cinema operations (“COO Domestic Cinemas”), in which capacity she has, among other things, been responsible for acquisition and development, marketing and operation of the Company’s U.S. cinemas.   Prior to her appointment as COO Domestic Cinemas, she spent one year in Australia and New Zealand, working to develop the Company’s cinema and real estate assets in those countries.  Ms. Margaret Cotter has been a director of the Company since September 27, 2002, and on August 7, 2014 was appointed Vice Chair of the Company’s board of directors.  Ms. Cotter is the owner and President of OBI, LLC (“OBI”), which has since 2002 managed the Company’s live theater operations.  Pursuant to that management arrangement, Ms. Cotter also serves as the President of Liberty Theaters, the subsidiary through which the Company owns its live theaters. Ms. Margaret Cotter, through OBI and Liberty Theaters, manages the real estate which houses each of the Company’s four live theaters in Manhattan and Chicago.  Based in New York, Ms. Cotter secures leases, manages tenancies, oversees maintenance and regulatory compliance of these properties and heads up the redevelopment process with respect to these properties and the Company’s Cinemas 1, 2 & 3.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a joint filing agreement, dated as of October 9, 2015, a copy of which is attached hereto as Exhibit 99.1.

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ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Estate acquired 327,808 shares of Voting Stock and stock options to buy an additional 100,000 shares of Voting Stock previously owned by Mr. James J. Cotter, Sr., under the laws of succession in the State of Nevada and pursuant to the terms of the Last Will and Testament, dated June 5, 2013, of Mr. James J. Cotter, Sr.  Mr. James J. Cotter, Sr. passed away on September 13, 2014, and Ms. Ellen Cotter and Ms. Margaret Cotter were appointed to act as the co-executors of the Estate by order of the District Court of Clark County, Nevada on December 22, 2014.

The Estate acquired 100,000 shares of Voting Stock on September 21, 2015 pursuant to an exercise of vested stock options for Voting Stock.  Shares of Non-Voting Stock were returned to the Company for payment of the exercise price.  There was no open market sale of the Non-Voting Stock in connection with such exercise.

Pursuant to exercises of vested stock options for Voting Stock, Ms. Ellen Cotter and Ms. Margaret Cotter acquired 50,000 shares of Voting Stock on April 16, 2015 and 35,100 shares of Voting Stock on April 17, 2015, respectively. In both cases, shares of Non-Voting Stock were returned to the Company for payment of the exercise price incident to such exercise.  There was no open market sale of the Non-Voting Stock in connection with such exercises.

ITEM 4.	PURPOSE OF TRANSACTION

The Estate acquired 327,808 shares of Voting Stock and stock options for an additional 100,000 shares of Voting Stock following the death of Mr. James J. Cotter, Sr. on September 13, 2014.  Ms. Ellen Cotter and Ms. Margaret Cotter were appointed to act as the co-executors of the Estate by order of the District Court of Clark County, Nevada on December 22, 2014. As co-executors of the Estate, Ms. Ellen Cotter and Ms. Margaret Cotter share indirect beneficial ownership of 427,808 shares of Voting Stock directly beneficially owned by the Estate.

In addition, Ms. Ellen Cotter and Ms. Margaret Cotter (two of the three children of Mr. James J. Cotter, Sr.) are deemed to share indirect beneficial ownership of 696,080 shares of the Voting Stock directly beneficially owned by the Trust.  Such shares of the Voting Stock were deemed to have been owned by Mr. James J. Cotter, Sr. through the Trust during his lifetime and, upon Mr. James J. Cotter, Sr.’s death and the Trust’s conversion into an irrevocable trust, are now deemed to be directly beneficially owned by the Trust, of which the children of Mr. James J. Cotter, Sr., including Ms. Ellen Cotter, Ms. Margaret Cotter and Mr. James J. Cotter, Jr., serve as co-trustees.  The shares of the Voting Stock directly beneficially owned by the Trust (including the shares of the Voting Stock which are currently held by the Estate but will be transferred to the Trust after a reasonable period of administration) ultimately will be held in further trust for the benefit of the descendants of Mr. James J. Cotter, Sr., and such shares will be held for investment purposes and the co-trustees of the Trust are directed to retain such shares for as long as possible and are relieved from any obligation to diversify the Trust’s investments.

On September 21, 2015, the Estate exercised vested stock options to buy 100,000 shares of Voting Stock.  On April 8, 2015, Ms. Margaret Cotter exercised vested stock options and received 12,500 shares of Non-Voting Stock.  On April 17, 2015, Ms. Margaret Cotter exercised vested stock options and received 35,100 shares of Voting Stock.  On April 16, 2015, Ms. Ellen Cotter exercised vested stock options and received 50,000 shares of Voting Stock. Ms. Ellen Cotter and Ms. Margaret Cotter currently intend to hold any shares of Voting Stock directly beneficially owned by them for investment purposes.

Ms. Ellen Cotter and Ms. Margaret Cotter currently intend to vote all of the shares of Voting Stock that they control, including all of the shares of Voting Stock owned by them individually, by the Estate and by the Trust, at the Company’s 2015 annual meeting of stockholders.

Each of Ms. Ellen Cotter and Ms. Margaret Cotter have been in the past and will be in the future involved on behalf of the Company in their respective capacities as senior executive officers of, directors of and/or consultants to the Company, as applicable, in reviewing and evaluating possible transactions involving the Company and identifying candidates to serve on the Company’s board of directors, including transactions of the sort described in clauses (a) through (f) of Item 4 of Schedule 13D.  In light of their responsibilities to the Company, Ms. Ellen Cotter and Ms. Margaret Cotter do not anticipate making any disclosures in connection with their participation in the transactions and activities of the Company separate and apart from relevant disclosures by the Company.

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The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the requirements of the Trust, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments of the Issuer that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Estate beneficially owns 427,808 shares of the Voting Stock, representing 25.4% of the outstanding Voting Stock of the Issuer.  Because Ms. Ellen Cotter and Ms. Margaret Cotter serve as co-executors of the Estate, they may be deemed to share indirect beneficial ownership of such 427,808 shares of the Voting Stock directly beneficially owned by the Estate.

Ms. Ellen Cotter beneficially owns 1,173,888 shares of the Voting Stock, representing 69.8% of the outstanding Voting Stock of the Issuer.  The Voting Stock beneficially owned by Ms. Ellen Cotter consists of (i) 50,000 shares of the Voting Stock held directly by her, (ii) 427,808 shares of Voting Stock beneficially owned by the Estate and (iii) 696,080 shares of Voting Stock beneficially owned by the Trust.  By virtue of her position as co-executor of the Estate and co-trustee of the Trust, Ms. Ellen Cotter may be deemed to beneficially own the securities beneficially owned by the Estate and the Trust, respectively.

Ms. Margaret Cotter beneficially owns 1,158,988 shares of the Voting Stock, representing 69.0% of the outstanding Voting Stock of the Issuer.  The Voting Stock beneficially owned by Ms. Margaret Cotter consists of (i) 35,100 shares of the Voting Stock held directly by her, (ii) 427,808 shares of Voting Stock beneficially owned by the Estate, and (iii) 696,080 shares of Voting Stock beneficially owned by the Trust.  By virtue of her position as co-executor of the Estate and co-trustee of the Trust, Ms. Margaret Cotter may be deemed to beneficially own the securities beneficially owned by the Estate and the Trust, respectively.

As of the date hereof, the Estate also directly beneficially owns 326,800 shares of the Non-Voting Stock, representing 1.5% of outstanding Non-Voting Stock of the Issuer, which amount includes 160,643 shares of the Non-Voting Stock in respect of compensation of Mr. James J. Cotter, Sr.’s services performed prior to his death on September 13, 2014 as an officer and director of the Issuer.

As of the date hereof, the Trust also directly beneficially owns 1,897,649 shares of the Non-Voting Stock, representing 8.7% of outstanding Non-Voting Stock of the Issuer.

As of the date hereof, Ms. Ellen Cotter also directly beneficially owns 819,765 shares of the Non-Voting Stock (which amount also includes currently exercisable options to acquire an additional 20,000 shares of the Non-Voting Stock), representing 3.8% of outstanding Non-Voting Stock of the Issuer. Ms. Margaret Cotter directly beneficially owns 804,173 shares of the Non-Voting Stock, representing 3.7% of outstanding Non-Voting Stock of the Issuer.

Ms. Margaret Cotter also serves as a co-trustee of the James J. Cotter Grandchildren Trust, a trust for Mr. James J. Cotter, Sr.’s grandchildren, which holds 289,390 shares of the Non-Voting Stock, representing 1.3% of outstanding Non-Voting Stock of the Issuer. Ms. Ellen Cotter and Ms. Margaret Cotter also serve as co-trustees of the James J. Cotter Foundation, which holds 102,751 shares of the Non-Voting Stock, representing 0.5% of outstanding Non-Voting Stock of the Issuer.

The percentages reported in this Item 5 are based upon 21,707,938 shares of the Non-Voting Stock outstanding and 1,680,590 shares of Voting Stock outstanding.  The 1,680,590 shares of Voting Stock consist of (i) 1,580,590 shares of the Voting Stock outstanding as of June 30, 2015, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015 and (ii) 100,000 shares of Voting Stock issued upon the exercise of the Estate of 100,000 options to acquire Voting Stock.

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(b)           See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares by the Reporting Persons. The Trust has separately filed a Schedule 13D on the date hereof.

(c)           Except as described herein or on the Schedule 13D filed by the Trust, none of the Reporting Persons or the Trust has acquired, or disposed of, any shares of the Voting Stock of the Issuer during the past 60 days.

(d)           No persons other than the Reporting Persons and the beneficiaries of the Trust have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 3, Item 4 and Item 5, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any voting securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated as of October 9, 2015, among the Estate of James J. Cotter, Sr., Ellen Cotter and Margaret Cotter

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2015

ESTATE OF JAMES J. COTTER, SR.

By:	/s/ Ellen Cotter
Name: Ellen Cotter
Title: Co-Executor

By:	/s/ Margaret Cotter
Name: Margaret Cotter
Title: Co-Executor

MARGARET COTTER

By:	/s/ Margaret Cotter
Name: Margaret Cotter

ELLEN COTTER

By:	/s/ Ellen Cotter
Name: Ellen Cotter

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